Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

September 20, 2019

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Initial Filing to Form N-4 Registration Statement (File No. 333-233836)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Initial Filing to Form N-4 Registration Statement (File No. 333-233840)

Dear Mr. Cowan:

The above-referenced initial filings were made with the Securities and Exchange Commission by Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (“Transamerica”) on September 19, 2019 (“New Registration Statements”). The accession numbers are 0001193125-19-249116 for Separate Account VA B and 0001193125-19-249145 for Separate Account VA BNY.

Enclosed please find a courtesy copy of the Transamerica B-Share Variable Annuity prospectus and SAI (filed in both Separate Account VA B and Separate Account VA BNY).

The Transamerica B-Share Variable Annuity generally mirrors the Transamerica Variable Annuity Series (File No. 333-185573 (non-NY)/333-185574 (NY) (the “Current Registration Statements”)) with some slight modifications. Those modifications to the product are:

1.	There is only one share class (B-Share) included in this prospectus;

2.	The Annual Service Charge is $35;

3.	The M&E&A upon annuitization is the same as in the deferred stage;

4.	Transamerica Principal OptimizerSM is being introduced as a new guaranteed living withdrawal benefit; and

5.	Retirement Income Choice® 1.7, Retirement Income Max® 1.2 and Transamerica Income EdgeSM 1.2 are available as guaranteed living withdrawal benefits.

Except for the changes described above, the disclosure in the New Registration Statements are the same as the disclosure in the Current Registration Statements with regard to the Transamerica Variable Annuity Series, which has been previously reviewed by the Commission. Therefore, pursuant to Investment Company Act Release No. 13768, Transamerica respectfully requests selective review of the changes noted in the items listed above contained in the New Registration Statements.

Mr. Mark Cowan

September 20, 2019

2 | Page

If you have any comments or questions regarding the filing, please call Brian Stallworth at (720) 488-7884, or Becky Reddick at (319) 355-2747, with any comments or questions.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Senior Counsel